UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-36912

CUSIP NUMBER
NOTIFICATION OF LATE FILING	171757107

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: December 31, 2023

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cidara Therapeutics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6310 Nancy Ridge Drive, Suite 101
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
Cidara Therapeutics, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) within the time period prescribed primarily due to the circumstances described below.
In connection with the preparation of the 2023 Annual Report, and through its financial control processes of evaluating indirect taxation consequences upon the first commercial sale of REZZAYO® (rezafungin for injection) in 2023, the Company determined that it may be liable for indirect taxation in various tax jurisdictions outside of the United States (“U.S.”), based on its supply chain activities in 2023 and prior years. As a result, the Company may need to accrue for indirect taxes, and the related interest and penalties, in 2023 and prior years. Because the Company has not completed its financial statements, due to the reasons stated above, the Company is currently unable to provide a reasonable estimate of any such impact on its operating expenses. The Company’s management is currently evaluating whether certain of its previously issued financial statements covering the periods relating to such activities included in certain of its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K (collectively, the “Relevant Reports”) filed with the U.S. Securities and Exchange Commission (the “SEC”), should no longer be relied upon and should be restated due to the matter described above.
Based on the Company’s initial review of a comprehensive analysis performed by external indirect tax consultants and experts who focus on indirect taxation, the Company believes that upon complying with the reporting requirements of the concerned jurisdictions and tax authorities, the indirect tax liability payable in cash could potentially be settled for an amount less than the indirect taxes accrual and will likely not have any material impact on cash and cash equivalents. To the extent that any accrued indirect taxes are ultimately determined to not be due and payable, then any associated liabilities and operating expenses will be reversed in future periods and no payment of cash to the concerned tax authorities would be required.
The Company’s management is also evaluating the future impact of the foregoing on the Company’s available cash resources as well as the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting in each case as of the end of each of the periods covered by the Relevant Reports.
The Company is working diligently to complete its analysis as soon as reasonably practicable. In the event the Company determines that some or all of the Relevant Reports should no longer be relied upon, or if the Company’s independent registered public accounting firm, Ernst & Young LLP, determines that any of its reports included in the Company’s related Annual Reports on Form 10-K should no longer be relied upon, the Company will report such matters in a Current Report on Form 8-K within four business days of such determination.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Preetam Shah, Ph.D., MBA	(858)	283-8890
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Based on the Company’s initial analysis, the Company anticipates significant changes in the Company’s results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022 due to an anticipated material change in loss from operations. Because the Company has not completed its financial statements to be included in the 2023 Annual Report due to the reasons stated above, the Company is currently unable to provide a reasonable estimate of any such material change in loss from operations.

Cautionary Note Regarding Forward-Looking Statements
This notification contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as a number of assumptions about future events. Although the Company believes that the expectations reflected in the forward-looking statements and the assumptions upon which they are based are reasonable, the Company can give no assurance that such expectations and assumptions will prove to be correct. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements regarding the outcome of the Company’s evaluation of whether certain of the financial statements included within the Relevant Reports should no longer be relied upon and the potential impacts of its supply chain activities in 2023 and prior years on such financial statements and Relevant Reports, the related evaluation with respect to the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, whether the Company’s independent registered public accounting firm will determine that its reports included in the Relevant Reports can no longer be relied upon, the Company’s belief that upon complying with the reporting requirements of the concerned jurisdictions and tax authorities, the indirect tax liability payable in cash could potentially be settled for an amount less than the indirect taxes accrual and will likely not have any material impact on cash and cash equivalents, the potential that any accrued operating expense will be reversed in future periods and no payment of cash to the concerned tax authorities would be required, and whether the Company will be able to timely file its 2023 Annual Report. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from any future results expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: the completion of the Company’s analysis of the impact of its supply chain activities in 2023 and prior years on certain of the financial statements included within the Relevant Reports, the financial close and reporting process, and financial statement audits and reviews, any of which may result in the discovery of additional issues beyond those related to the Company’s supply chain activities in 2023 and prior years, as well as the risk that any amounts ultimately payable by the Company may not be less than the indirect taxes accrual and that such amounts may have a material impact on cash and cash equivalents. Please also refer to the risks and uncertainties under the “Forward-Looking Statements” and “Risk Factors” heading of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 23, 2023, and in the Company’s subsequent quarterly reports on Form 10-Q. All information provided in this notice is as of the date of this notice, and any forward-looking statements contained herein are based on assumptions that the Company believes to be reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this notice, which are based on information available to the Company on the date hereof. The Company undertakes no duty to update this information unless required by law.

Cidara Therapeutics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	/s/ Jeffrey Stein, Ph.D.
Jeffrey Stein, Ph.D.
President and Chief Executive Officer (Principal Executive Officer)